SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE

February 18, 2021

Confidential

Marc Thomas

Cara Lubit

Tonya K. Aldave

Dietrich King

Re: Hywin Holdings Ltd.

4th Confidential Submission of the Draft Registration Statement on Form F-1 and

Response to the Staff’s 3rd Comment Letter Dated February 12, 2021

Dear Mr. Marc Thomas, Ms. Cara Lubit, Ms. Tonya K. Aldave and Mr. Dietrich King,

On behalf of our client, Hywin Holdings Ltd., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s 3rd letter dated February 12, 2021 on Amendment No. 2 to the Company’s draft registration statement on Form F-1 confidentially submitted on January 25, 2021 relating to its proposed initial public offering of American depositary shares (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 3 to the Draft Registration Statement (the “Revised Draft Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

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Capitalization, page 56

1.	Please revise the Capitalization and Dilution tables to disclose the impact of the approved capital reduction by the Board of Directors on August 28, 2020.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, Gloria Lam S.C., (Sherlyn) Lau S.Y., Linh Hue Lieu, Mengyu Lu,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang

Registered Foreign Lawyers | Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,

(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, Damien Yeow N.W. (Singapore)°, (Julia) Zhu Q. (New York)°

Consultants | Hon Au Yeung, Catherine Chan K.Y., Anna Chow H.Y., Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57 of the Revised Draft Registration Statement to give effect to the impact of the approved capital reduction by the Board of Directors on August 28, 2020. The relevant numbers will be populated at pricing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Revenues—Wealth Management Services—By product type, page 64

2.	Please revise to provide more detailed information regarding the revenues recognized from each of the three types of real estate products during the periods presented.

In response to the Staff’s comment, the Company has revised the table on page 65 to include a breakdown of the net revenues attributable to each of the three types of real estate products during the periods presented.

Customer Concentration Risk, page 86

3.	Given that a significant portion of the accounts receivable balance at June 30, 2020 is from two customers, please address the payment status of these amounts as of the date of the most recent filing.

As of the date of this filing, the accounts receivable balance as at June 30, 2020 has been collected.

4.	We note your response to comment 1. Please provide us with your legal analysis as to why you believe the identity of customers who accounted for 16% of your total revenues for the year ended June 30, 2019, as well as 27% and 20% your total revenues for the fiscal year 2018 is not material information. In doing so, please specifically address the impact on your analysis of the 27% customer’s status as a related party. Alternatively, as previously requested, please disclose the identities of these customers. Further, please note that the confidentiality provisions of your customer contracts do not impact the materiality analysis or your disclosure obligations under the Securities Act.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement to disclose the identities of the key customers as requested.

Related Party Transactions—Loans from/to Related Parties, page 148

5.	Please revise to disclose that the Board of Directors, on August 28, 2020, approved a capital reduction of RMB195,000 million, which would be used to partially offset the receivable balance due from Hywin Financial Holding as of June 30, 2020 and that the remaining receivable balance due from Hywin Financial Holding was collected as of the date of the accountants report.

The Company would like to clarify that the capital reduction was for RMB195,000,000. In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Revised Draft Registration Statement.

Exhibits

6.	We note your reference to “customer contracts” in your response to comment 1. Please file these agreements as exhibits to the registration statement or tell us why you are not required to do so.

In response to the Staff’s comment, the Company has revised the exhibit index on page II-4 of the Revised Draft Registration Statement to include the contracts with the customers referred to in comment 4. The Company will file an English translation of these customer contracts as exhibits to the registration statement, with certain confidential information redacted as appropriate, at the time of the public filing.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

Enclosures

cc:	Hongwei Han, Chairman of the Board, Hywin Holdings Ltd.

Dian Wang, Chief Executive Officer, Hywin Holdings Ltd.

Huichuan Zhou, Chief Financial Officer, Hywin Holdings Ltd.

Gui Wang, Vice President, Hywin Holdings Ltd.

Charles Yin, Partner, Marcum BP

Fang Liu, Partner, VCL Law LLP